
10010689

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Titanium Funds, LLC
A Limited Liability Company Organized Under the Laws of the State of Utah
1055 S. 700 W.
Salt Lake City, UT 84104
(801) 992-3600

<u>SERVICE AGENT</u>:
J. Benson Miller
311 S. State Street, Ste. 380
Salt Lake City, UT 84111
(801) 880-9538

Primary SIC Code: 6199 I.R.S. Employer Identification Number: 26-2992489

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) The Issuer is wholly owned by Cobalt Holdings, LLC. Cobalt's Directors (Members) are the following:

J. Salmon Page Inc.
Wholly owned by Jay Salmon Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
226 North Dexter Circle, Farmington, UT 84025 (Residential address)

J. Murphy LLC
Wholly owned by Lynn Jason Murphy
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
1481 W. Brahma Road, Farmington, UT 84025 (Residential address)

Mountain Adventures Unlimited, LLC
Wholly owned by Carl A Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
780 W. Pages Circle, West Bountiful, UT 84087 (Residential address)

I Venture, Inc.
Wholly owned by Christopher Mark Taylor
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
1488 W. Brahma Rd, Farmington, UT 84025 (Residential address)

5M Holdings, LLC
Wholly owned by Jarom Benson Miller
311 S State Street, Suite 380, Salt Lake City, UT 84111 (Business address)
1782 S 300 E, Kaysville, UT 84037 (Residential address)

(b) The Issuer's Officers:

Jay Salmon Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
226 North Dexter Circle, Farmington, UT 84025 (Residential address)

Lynn Jason Murphy
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
1481 W. Brahma Road, Farmington, UT 84025 (Residential address)

Carl A Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
780 W. Pages Circle, West Bountiful, UT 84087 (Residential address)

(c) The Issuer's General Partners (Members):

J. Salmon Page Inc.
Wholly owned by Jay Salmon Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
226 North Dexter Circle, Farmington, UT 84025 (Residential address)

J. Murphy LLC
Wholly owned by Lynn Jason Murphy
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
1481 W. Brahma Road, Farmington, UT 84025 (Residential address)

Mountain Adventures Unlimited, LLC
Wholly owned by Carl A Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
780 W. Pages Circle, West Bountiful, UT 84087 (Residential address)

I Venture, Inc.
Wholly owned by Christopher Mark Taylor
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
1488 W. Brahma Rd, Farmington, UT 84025 (Residential address)

5M Holdings, LLC
Wholly owned by Jarom Benson Miller
311 S State Street, Suite 380, Salt Lake City, UT 84111 (Business address)
1782 S 300 E, Kaysville, UT 84037 (Residential address)

(d) Record Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities:

J. Salmon Page Inc.
Wholly owned by Jay Salmon Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
226 North Dexter Circle, Farmington, UT 84025 (Residential address)

J. Murphy LLC
Wholly owned by Lynn Jason Murphy
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
1481 W. Brahma Road, Farmington, UT 84025 (Residential address)

Mountain Adventures Unlimited, LLC
Wholly owned by Carl A Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
780 W. Pages Circle, West Bountiful, UT 84087 (Residential address)

I Venture, Inc.
Wholly owned by Christopher Mark Taylor
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
1488 W. Brahma Rd, Farmington, UT 84025 (Residential address)

*Note – 5M Holdings owns 4 percent.

(e) Beneficial Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities:

J. Salmon Page Inc.
Wholly owned by Jay Salmon Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
226 North Dexter Circle, Farmington, UT 84025 (Residential address)

J. Murphy LLC
Wholly owned by Lynn Jason Murphy
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
1481 W. Brahma Road, Farmington, UT 84025 (Residential address)

Mountain Adventures Unlimited, LLC
Wholly owned by Carl A Page
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
780 W. Pages Circle, West Bountiful, UT 84087 (Residential address)

I Venture, Inc.
Wholly owned by Christopher Mark Taylor
1055 S. 700 W., Salt Lake City, UT 84104 (Business address)
1488 W. Brahma Rd, Farmington, UT 84025 (Residential address)

*Note – 5M Holdings owns 4 percent.

(f) Promoters of the Issuer: None identified at this time. The Issuer may employ Issuer Agents to assist in selling the securities under this offering. These Issuer Agents would likely be existing employees of the Issuer or its affiliates, and would become licensed as Issuer Agents under the laws of the State of Utah prior to soliciting or selling any of the Company's notes.

(g) Affiliates of the Issuer: Cobalt Holdings, LLC, the Issuer's parent company has also formed other wholly owned subsidiaries that provide automotive related services. These affiliates include:

a. Lucky's Auto Credit, LLC – a used car dealership that sells the cars and originates the loans for the Issuer;
b. Lucky's Auto Service Center, LLC – an automobile service and repair facility;
c. Platinum Service Protection, LLC – sells vehicle service contracts to the Lucky's Auto Credit customers;
d. Platinum Towing, LLC – a tow company with an impound lot.

(h) Counsel to the Issuer with Respect to the Proposed Offering:

J. Benson Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
1782 S 300 E, Kaysville, UT 84037 (Residential address)

(i) Each Underwriter with Respect to the Proposed Offering: None

(j) The Underwriter's Directors: Not applicable.

(k) The Underwriter's Officers: Not applicable.

(l) The Underwriter's General Partners: Not applicable.

(m) Counsel to the Underwriter: Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdiction in Which Securities Are to be Offered

At this time the issuer will not use any underwriters or dealers to sell the securities. The issuer may employ Issuer Agents to sell the securities. The Company intends through coordinated registrations to offer these securities in several states in the Western United States including Utah, Idaho, Wyoming, Washington, California, and Arizona through miscellaneous means of general solicitation.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

ISSUER	SECURITY & AMOUNT	CONSIDERATION PAID	SECURITY HOLDER	TITLE	EXEMPTION FROM REGISTRATION
Titanium Funds, LLC	Note, $5,000	$5,000	Lisa Davis	Individual Utah Resident	Rule 147
Titanium Funds, LLC	Note, $35,000	$35,000	David McKean	Individual Utah Resident	Rule 147
Titanium Funds, LLC	Note, $50,000	$50,000	Kim McReynolds	Individual Utah Resident	Rule 147
Titanium Funds, LLC	Note, $86,000	$86,000	Lynn John	Individual Utah Resident	Rule 147
Titanium Funds, LLC	Note, $60,000	$60,000	Steve Bender	Individual Utah Resident	Rule 147
Titanium Funds, LLC	Note, $5,000	$5,000	Tom Houghton	Individual Utah Resident	Rule 147
Titanium Funds, LLC	Note, $90,000	$90,000	Von Hill	Individual Utah Resident	Rule 147
Titanium Funds, LLC	Note, $15,000	$15,000	Olivia Booth	Individual Utah Resident	Rule 147
Titanium Funds, LLC	Note, $12,500	$12,500	Chris Taylor*	Member	Rule 147
Titanium Funds, LLC	Note, $14,000	$14,000	Kristy Taylor*	Member's Spouse	Rule 147
Titanium Funds, LLC	Note, $24,000	$24,000	Troy White	Individual Utah Resident	Rule 147
Titanium Funds, LLC	Note, $145,000	$145,000	Paramount Auto Funding, LLC	Utah Limited Liability Company	Rule 147

*Note – all those individuals with * are principals of the company or spouses of principals of the company.

ITEM 6. Other Present or Proposed Offerings

The company is currently selling under Rule 147. Neither the issuer, nor any of its affiliates, is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

No arrangements are known to the issuer or to any persons named in Item 1 or to any selling security holder in the offering covered by this Form 1-A to: (1) limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, (2) stabilize the market for any of the securities to be offered, or (3) without commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named on Offering Statement

Attorney J. Benson Miller prepared this Form 1-A on behalf of the issuer. Mr. Miller is a minority member of the issuer.

ITEM 9. Use of Solicitation of Interest Document

No publications authorized by Rule 254 were used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

OFFERING CIRCULAR

TITANIUM FUNDS, LLC
1055 South 700 West
Salt Lake City, UT 84104
(801) 992-3600

Date of this offering circular: March 1, 2010
Approximate date of commencement of proposed sale to the public: April 15, 2010

Type of securities offered: We are offering up to Five Million and 00/100 Dollars ($5,000,000.00) of debt securities in the form of unsecured subordinate promissory notes ("Notes") that are nonconvertible. The Notes are being offered at interest rates of between eight percent (8%) and twelve percent (12%) per annum, simple interest; and at terms of maturity of between one (1) and three (3) years, or longer.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The following are some of the material risks associated with the purchase of our Notes (additional risk factors are set forth on pages 4-9):

- The Company is in the business of making high-risk loans to consumers with poor credit or no credit (see page 4).
- The current economic conditions have substantially affected the automobile markets and consumers' ability to pay their automobile debts (see page 4).
- There is no trading market for the Notes and the Notes are restricted by their terms from transfer for resale (see page 6).
- The Company has no sinking fund (see page 6).
- The Company is highly dependent upon the success of Lucky's Auto Credit, its affiliate dealership (see page 6).

	Price to public	Underwriting discount and commissions	Proceeds to issuer
Per unit	$5,000	up to $300	$4,700
Total	$5,000,000	up to $300,000	$4,700,000
Total Minimum	$20,000	up to $1,200	$18,800
Total Maximum	$5,000,000	up to $300,000	$4,700,000

The Company is offering the Notes on a best efforts basis and may employ issuer agents to assist in the selling of the Notes. If issuer agents are employed, a commission of up to 6% may be paid to an issuer agent on any transaction. This offering has no termination date. The minimum amount to be sold under this offering is $20,000, although the Company reserves the right to accept lesser amounts; the maximum amount to be sold is $5,000,000. The proceeds from all Notes issued under this offering will be immediately available to the Company and will not be placed in any escrow, trust, or other similar arrangement.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

TABLE OF CONTENTS

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 30 pages.

RISK FACTORS

The following is a list of risk factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

1. **The Company is in the Business of Making High-Risk Sub-Prime Automobile Loans that Have a Substantial Risk of Default**

   We are in the business of making high-risk sub-prime automobile loans that have a substantial risk of default. Our customers are individuals with poor or limited credit history, bankruptcy, or other financial problems that have made it impossible or unlikely for them to qualify for more traditional bank financing. We make loans to customers where we are generally a lender of last resort. Because we are a lender of last resort and because of the credit and financial problems inherent with our customers, there is a substantial likelihood that our customer's will default on their loans with us and we have in fact had customers default on their loans.

   We make our loans through our affiliate dealership, Lucky's Auto Credit, LLC ("Lucky's"), which is under common ownership and control with the Company, as both are wholly owned subsidiaries of Cobalt Holdings, LLC ("Cobalt"). We make loans to our customers at interest rates of at or around 19.99% per annum and we anticipate that we may charge loan origination fees or increase the interest rate on our loans such that the effective rate to our customers may reach up to 25.00%. The high interest rates and fees of our loans increases the monthly and overall financial burden of our customers increasing the likelihood that they will not have the ability to pay their debts and obligations, and therefore the likelihood that they will default on our loans to them.

2. **The downturn in the United States economy could have substantial negative effects on the Company's ability to operate.**

   The current economic condition of the United States has substantially affected automobile markets, manufacturers, dealers, and financial institutions that make automobile loans. The Company is likely to be similarly affected by these economic conditions. A slow economy will likely mean fewer automobile sales, and therefore fewer customers interested in our loan program. Furthermore, a slow economy may also affect customers' abilities to repay their loans resulting in the increased likelihood of delinquencies, repossessions, and losses. In addition, our customers may face personal financial challenges that will increase the likelihood of defaulting on our loans to them. Those personal financial challenges may be exacerbated by the bad economy and may include, but are not limited to, job loss, bankruptcy, and divorce. The Company currently purchases the loans at a 30% discount from Lucky's. If customer defaults increase, and the Company's collection rate drops below 70%, then the Company may have difficulty meeting its monthly debt obligations.

   Automobile dealership closings are a natural result of fewer automobile sales on a macro level. Many dealerships have gone out of business because of lackluster sales. If economic conditions worsen, Lucky's sales could suffer, creating financial struggles which could force Lucky's out of business or into bankruptcy. If such events were to occur, the Company would be without an immediate source to place its loans. In addition, the Company could no longer rely on Lucky's to service its loans or make repossessions.

3. **The Company's owners/members and managers have limited or virtually no experience in the automobile finance industry.**

   The Company's owners/members have limited or virtually no experience in the automobile finance industry. Prior to their forming the Company, the owners/members were each engaged in various industries and professions other than the automobile finance industry. As a result of the owners'/members' limited experience, the Company may be handicapped in its operations and may encounter situations or circumstances that will negatively affect it as a result of the inexperience of its members and managers.

4. **The Company's owners/members are involved in other occupations and businesses that limit the amount of time they can devote to the Company.**

Cobalt, the Company's parent company has also formed other wholly owned subsidiaries that provide automotive related products and services. Each of the Company's owners/members is involved in operating these affiliate entities: Lucky's Auto Service Center ("Service Center"), an automobile service and repair shop, Platinum Service Protection, LLC ("Platinum Protection"), a entity that sells vehicle service contracts to Lucky's customers, and Platinum Towing, LLC ("Platinum Towing"), a tow company with an impound lot, (collectively "Affiliate Entities"). The owners/members' involvement in the operations of the Affiliate Entities limits the amount of time they can devote to the Company. Each of the Company's owners/members is also involved either part-time or full time in various other ventures that also limit the amount of time that each member can dedicate to the Company.

L. Jason Murphy is currently working for Lucky's as the manager over all inventory acquisitions. Mr. Murphy is also a licensed and practicing real estate agent and loan officer. He also has several real estate investments that are partially owned by him, and he is substantially committed to their success which conflicts with the amount of time and effort he can expend to ensure the Company's success.

Carl A. Page is currently working for Lucky's as its General Manager. Mr. Page is also a licensed insurance agent and has an active book of clients. He also sits as a trustee and a member of the investment oversight committee for the Utah Lions Foundation and the Great Salt Lake Council Boy Scout of America Endowment. These commitments may limit the amount of time Mr. Page can dedicate to the success of the Company.

J. Salmon Page is currently working full time as President of the Company as well as President of Lucky's. In addition to Mr. Salmon Page's commitment to Lucky's and the Company, he has other ventures and investments including real estate investments that demand his time. These additional ventures and investments are partially owned by Mr. Page and he is committed to their success which conflicts with the amount of time and effort Mr. Page can expend to ensure the Company's success.

Christopher M. Taylor is a business owner of several other businesses, including SkinCareRx, SkinScience Institute, Atlantis Consulting, I Venture, Intermarket Real Estate, MCK Laboratories, Scrapola, CreditAndDebt.com, SSI Housing, and 1055 Investements. These additional investments are owned wholly or partially by Mr. Taylor and he is committed to their success which conflicts with the amount of time and effort Mr. Taylor can expend to ensure the Company's success.

J. Benson Miller is a practicing attorney and partner in the law firm Miller, Reay & Associates, PLLC. In addition, Mr. Miller is involved in real estate ventures and other investments that require his time. These additional ventures and investments are wholly or partially owned by Mr. Miller and he is substantially committed to their success which conflicts with the amount of time and effort Mr. Miller can expend to ensure the Company's success.

5. **The company does not have an extensive operating history and has generated limited revenues.**

The Company was organized in July 2008, and therefore does not have an extensive operating history on which to judge past performance. Our operating history, while profitable, has generated limited revenues as of the date hereof (*See Financial Statements*). The likelihood of our success must be considered in light of the problems, delays, risks, expenses and difficulties frequently encountered by businesses in their initial stages of operations, many of which may be beyond our ability to control. The Company is raising funds through debt financing and is therefore under substantial obligations to generate revenue in order to meet its interest payments and maturing debt. In the event the Company's revenues are handicapped in any significant manner, the Company may be prevented from repaying some or all of its debt.

6. **If Lucky's, the affiliate dealership used to deploy and service the Company's loans, experiences internal failures, it will affect the Company's ability to continue to make loans or to collect on its existing loans.**

   The success of our Company will depend largely on Lucky's ability to sell vehicles and find customers interested in our loan program, and to successfully collect payments from those customers. Lucky's has two dealership locations located at 1265 South State Street, Clearfield, Utah, and at 2780 South Redwood Road, West Valley, Utah. Lucky's is currently the sole source for the Company to deploy its loans and Lucky's provides all of the servicing, collections, and repossession services on all of the Company's loans. If Lucky's begins to experience internal failures such as personnel or financial struggles, it would directly affect the Company's ability to continue to make new loans or to effectively collect on its existing loans.

7. **Because there will be no trading market for the notes and because transfers of the notes require our consent, it may be difficult or virtually impossible to sell your notes.**

   Your ability to liquidate your investment is limited because of transfer restrictions, the lack of trading markets and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. Repurchases of the notes prior to maturity are subject to our approval and to repurchase penalties. The total principal amount of notes that we would be able to purchase over any limited period of time would be limited based on the Company's revenues.

8. **Because the notes will have no sinking fund, security, insurance or guarantee, you may lose all or a part of your investment in the notes if we do not have enough cash to pay the notes.**

   There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations, and are not guaranteed or insured by any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the notes, then you may lose all of part of your investment.

9. **Because we require a substantial amount of cash to service our debt, we may not be able to pay the notes.**

   To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors, including our successful financial and operating performance. We cannot assure you that our business strategy will succeed or that we will achieve our anticipated financial results. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include, without limitation:

   - The current credit quality of our motor vehicle contracts;
   - Any operating difficulties or pricing pressures we may experience;
   - Our ability to establish and maintain dealer relationships;
   - The passage of laws or regulations that affect us adversely;
   - Any delays in implementing any strategic projects we may have;
   - Our ability to compete with our competitors; and
   - Our ability to acquire motor vehicle contracts.

   Depending upon the outcome of one or more of these factors, we may not be able to generate sufficient cash flow from operations or to obtain sufficient funding to satisfy all of our obligations, including our obligations under the notes. If we are unable to generate adequate cash to fund our operations, you will lose all or part of your investment.

10. Because the notes will automatically renew unless you request repayment and the notes may be redeemed at any time prior to their maturity, you may be subject to reinvestment risk.

Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term. You are required to notify us in writing at least 60 days prior to the maturity date of your intention to redeem you note. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewal note may be lower than the interest rate of your original note. Any requests for repurchases after your notes are renewed will be subject to our approval, which we may generally withhold or deny for any reason, and to repurchase penalties.

We have the right to redeem any note at any time prior to its stated maturity. The notes would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes.

11. Our managers will have broad discretion over Company operations and the investors in the notes will have no control over our management or operations.

The Company's success will be largely dependent upon the continued association and personal efforts of L. Jason Murphy, Carl A. Page, and J. Salmon Page, the Company's principals who are managing its day-to-day operations ("Managers"). The loss of any of these principal's services would have a material adverse effect on our business and prospects. If they should become incapacitated or otherwise unavailable, a qualified successor would need to be employed and there can be no assurance that we would be able to employ personnel having the same degree of talent and/or experience as them. If it is necessary to find a qualified successor, the Company may incur added costs and experience interference with the Company's business.

The Company will rely on the Managers or their successors for the operation of the Company. The Managers will devote only so much time to the business of the Company as is reasonably required. The Managers will have conflicts of interest in allocating management time, services and functions between the Affiliate Entities, their other existing business interests other than the Company and Affiliate Entities, and any future entities which they may organize as well as other business ventures in which they may be involved.

In addition, other than statutory rights reserved for the members of the Company, all rights and power to manage and control the Company are vested in its managers. The holders of the Notes will not acquire membership interests as a result of their purchase of the Notes, and will not be deemed members of the Company or have any voting or other rights with respect to the management of the Company or its operations.

12. Because we may incur substantial indebtedness that is senior to the notes, our ability to pay the notes may be impaired.

We are currently evaluating plans to obtain one or more bank loans or lines of credit to improve the Company's returns and to smooth its operations. We wholly anticipate that these loans will be secured by the Company's assets and that the notes will be subordinate to these loans. In addition, this increased indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:

- Increasing our vulnerability to general adverse economic and industry conditions;
- Requiring us to dedicate a substantial portion of our cash flow from operations to payments to this senior indebtedness, thereby reducing amounts available for working capital, capital expenditures, and other general Company purposes;
- Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- Placing us at a competitive disadvantage compared to our competitors that have less debt; and
- Limiting our ability to borrow additional funds.

Although we believe we will generate sufficient cash flow to service this debt and our obligations under the notes, there is no assurance that we will be able to do so. If we do not generate sufficient operating profits, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired.

13. The Company's principals may encounter conflicts of interest in allocating funds to the various Affiliate Entities.

Because the Affiliate Entities, like the Company, are wholly owned subsidiaries of Cobalt, the principals of Cobalt may encounter conflicts of interest in how they choose to allocate funds to the various Affiliate Entities. If any of the Affiliate Entities begin to have financial struggles, it may create financial problems for Cobalt, the Company, and the other Affiliate Entities.

14. If we experience problems with our accounting and collection systems, our ability to pay the notes may be impaired.

Problems with our in-house loan accounting and collection systems could materially and adversely affect our collections and cash flows and our ability to make payments on the notes. Any significant failures or defects with our accounting and collection systems could adversely affect our results of operations, financial conditions and cash flows and our ability to perform our obligations under the notes.

15. If the Company violates federal or state securities laws, it could face significant legal liability and be forced to terminate its operations.

The Company is offering the Notes pursuant to an exemption from registration under state and federal securities laws and has not registered and does not intend to register the Notes under the 1933 Act. As a result of the Company's decision to offer the Notes without registration under the 1933 Act in reliance upon the exemptions from registration thereunder, the Company is subject to a risk that a sale to or exchange with one or more investors could result in the Company being in violation of the 1933 Act or applicable state securities law. The consequence of this is that an enforcement action could be filed by the U.S. Securities Exchange Commission or state securities division that might make it difficult for the Company to continue its business.

16. The Company is subject to a diverse set of laws and regulations, the violation of which could have a material adverse effect on the Company.

The offering, exchange, sale and issuance of the Notes, and the operation of the Company of its business, are subject to numerous other federal, state and local laws, regulations, ordinances and codes in addition to the 1933 Act and the state securities laws (collectively, "*Other Laws*"). Some of these Other Laws are applicable to business operations generally, and apply no differently to the Company than to other business enterprises generally. Some of these Other Laws, however, apply to the Company as a result of its specific business activities. For example, the Company's lending operations are governed by a myriad of complex federal and state laws and regulations applicable to lending, servicing and enforcement. Although the Company has made efforts to conform its lending operations to these laws, it does not have on its staff anyone who has substantial experience dealing with them. Violations of these laws could subject the Company to fines and other sanctions and could adversely affect its ability to enforce the loans. The Company is not aware that it is in material violation of any of these Other Laws, and it intends to fully comply with the laws. However, if the Company violates any of these Other Laws, whether any such violation is inadvertent or intentional, the Company could be subject to substantial sanctions and penalties that could adversely affect its financial condition and ability to repay the Notes.

17. The Company is exposed to numerous additional risks beyond its control.

The Company is subject to general economic threats within the United States. These threats include natural disasters, acts of God, and terrorism threats that could substantially affect the economic conditions in general. In addition, the Company is subject to localized economic risks in the markets in which it operates and with the dealerships that place and service our loans. Such adversity and uncertainty could have an adverse effect on the Company's business, financial condition and results of operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

PLAN OF DISTRIBUTION

The Notes will be offered by the Company's members and managers on a best efforts basis. The Company does not currently have any selling agents or finders. The Company may employ issuer agents to distribute the promissory notes pursuant to this offering. The Company may compensate an issuer agent on any given transaction a commission of up to 6%.

The Notes which are the subject of this offering are restricted by their terms from resale or transfer and are further restricted by federal and state securities laws. The Company does not anticipate that these restrictions will terminate.

USE OF PROCEEDS

The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$20,000	$5,000,000
Less:		
Commissions & Finders Fees*	$1,200	$300,000
Legal and Accounting	-	-
Copying & Advertising	-	-
Other	-	-
Net Proceeds from Offering	**$18,800**	**$4,700,000**
Use of Net Proceeds:		
Automobile Loans and payment of Company debt obligations	$18,800	$4,700,000
Total Use of Net Proceeds	**$18,800** **94%**	**$4,700,000** **94%**

*Note – A commission will be paid to issuer agents of the Company only on those transactions, if any, where an issuer agent is involved.

All net offering proceeds under this offering will be used to fund new motor vehicle contracts or to satisfy debt obligations of the Company. The satisfaction of the Company's debt obligations, if applicable, would take priority over using offering proceeds to make new automobile loans. The Company's current notes vary but typically have an interest rate of 12 percent and a term of 36 months.

I Venture, Inc, one of the members of the Company, has made a revolving credit line in the amount of up to $350,000 available to the Company at an interest rate of 12% per annum for use as necessary, with a maturity date of June, 2012. These funds are currently available to the company, and are not contingent. If the Company has excess cash flow, it may use some of the proceeds from this offering to pay down this credit line.

The Company may also pursue one or more bank loans or lines of credit. If or when such funds are obtained they will be used from time to time in conjunction with the proceeds from this offering. The amount of loans the Company will receive from banks is unknown at this time, however, it anticipates that the total amount could be between $25,000 and $500,000.

In lieu of some or all of the use of proceeds set forth in the table above, the Company reserves the right to acquire existing automobile loans for its portfolio from other automobile financing companies. The Company considers the purchase of these assets to be in its ordinary course of business. The Company will not use any material amount of proceeds to acquire assets other than in the ordinary course of business.

THE COMPANY'S BUSINESS

What the Company Does.

The Company makes automobile loans to customers of Lucky's Auto Credit. Lucky's sells cars largely on a buy here pay here business model. This means that their customers are typically people with poor or limited credit that cannot qualify for traditional bank financing to purchase a vehicle. In order to sell their vehicles, Lucky' must be able to secure a non-traditional source of financing for its customers. Once Lucky's has a customer willing to purchase a vehicle, the dealership, through its own criteria, determines if the customer is a good credit risk. When that determination is made, Lucky's finances the loan and the customer signs a promissory note for its repayment. Lucky's then sells the receivable for 70% of the amount financed to the Company, and the Company becomes the lien holder on the vehicle's title.

After the Company funds a loan, Lucky's, through its contract with the Company, is required to service the loans, collect payments, and repossess vehicles in the event of default. The Company then liquidates the repossessed collateral through silent auction or other commercially reasonable disposition, and then may pursue the borrower for any deficiency amount. On those accounts where the loan is fully repaid by the customer, the Company releases its lien on the vehicle's title.

Employees.

The Company does not currently have any W-2 employees. Three of the Company's principals, L. Jason Murphy, Carl A. Page, and J. Salmon Page, serve as company Managers and are in charge of the Company's day-to-day operations. The Company's principals, including the Managers are not currently taking any capital draws, salaries, or compensation of any kind from the Company. The Company's principals are, however, taking owner draws from Lucky's on a monthly basis. Any services required by the Company are obtained through independent contractors or through contracts with affiliate entities. For example, the Company's regular accounting services, including its monthly statements to its note holders, are provided or overseen by Mike Pope, CPA and his team, who are employed by Atlantis Consulting, LLC, which is owned or controlled by Christopher M. Taylor, one of the Company's principals. The Company does not anticipate hiring any W-2 employees in the next 12 months; however, if the need arises the Company will do so. Because the Company has no W-2 employees, the Company is not subject to any collective bargaining agreements, employee strikes, employee benefits, or incentive arrangements and has not been subject to any of these in the past.

Description of Distinctive or Special Characteristics of the Company's Operations or Industry which may Have a Material Impact on the Company's Future Financial Performance.

The Company operates in the used car finance industry. The Company currently makes loans for automobiles sold in the State of Utah and at this time does not intend to operate in any other state. There are two recognizable trends in the industry at this time. First, because traditional banks have generally increased lending standards more consumers need non-traditional financing options to purchase an automobile. Second, due to the current unemployment rate and general economic conditions the automobile finance industry has experienced a higher default percentage than in recent years past.

The Company's loans are made to automobile consumers currently at rates of 19.99% per annum and may increase to as high as 24.99% per annum. Any bank, credit union, or other finance company that makes automobile loans to consumers is considered to be a competitor of the Company, as well as buy-here pay-here dealerships that provide their own in-house financing to their customers. The vast majority of these competitors are substantially larger in size and have operating histories longer than the Company's operating history. Interest rate is the primary basis for competition in the Company's industry. To the Company's knowledge, current interest rates for subprime automobile loans range between approximately 18% and 27% per annum. The company believes it can effectively compete with its competitors for at least three reasons. First, generally financial institutions offering subprime automobile loans at or around the lower rate of 18% per annum are FDIC insured banking or credit union institutions. Due to the lending standards of these institutions, it is unlikely that most, if any, of the Company's customers would be able to qualify with these institutions. Furthermore, many of these traditional institutions have heightened their lending standards as a result of the current economic conditions. Second, most financial institutions that specialize in subprime automobile lending offer rates at between 24% and 27% per annum. These rates are higher than those offered by the Company which gives it a competitive advantage. Finally, the Company takes substantial measures with the dealerships to ensure that the loans it makes are serviced by the dealerships and that the dealerships guarantee the loans in the event of default. The Company believes that this contractual relationship with the dealerships allows it to offer a lower interest rate because the default rate is substantially lower than what may be experienced by other subprime finance companies.

At this time, the above-described loans are the only loans the Company makes. The Company has no intentions of offering any other forms of loans or of offering any other product or service other than that described herein. All of the Company's loans are made through Lucky's. As a result, the Company's continued success is highly dependent upon the continued success of Lucky's to be able to adequately locate customers in need of this type of financing, and Lucky's ability to service and collect on the loans.

The Company is subject to financial institution statutes and regulations of the states in which it operates (currently Utah only). Currently, the State of Utah's regulations relative to non-depository financial institutions, such as the Company, are minimal. However, there is no guarantee that the State of Utah, or any other state in which the Company may operate in the future, will not enact additional statutes and regulations that could potentially negatively affect the Company and its ability to continue to operate.

In addition, the Company's notes are securities subject to state and federal securities laws and regulations. The Company is offering the Notes pursuant to an exemption from registration under state and federal securities laws and has not registered and does not intend to register the Notes under the 1933 Act. As a result of the Company's decision to offer the Notes without registration under the 1933 Act in reliance upon the exemptions from registration thereunder, the Company is subject to a risk that a sale to or exchange with one or more investors could result in the Company being in violation of the 1933 Act or applicable state securities law. The consequence of this is that an enforcement action could be filed by the U.S. Securities Exchange Commission or state securities division that might make it difficult for the Company to continue its business.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Company's Plan of Operation for the Next Twelve Months (Marketing).

The Company's current loans are exclusively made through Lucky's. Due to the demand for subprime loans at Lucky's, the Company believes that all money raised through this offering will be deployed through Lucky's. As a result, the Company does not have any additional marketing strategies and is not currently seeking to develop new markets. At this time, Lucky's is able to generate sufficient customers for the Company to deploy its funds and the Company is currently profitable. The current Lucky's demand far exceeds what the Company can fund and therefore the Company is relatively confident that it can continue to deploy all or virtually all of its funds through Lucky's.

Because of the nature of loan products, the Company does not have a backlog of written firm orders for its products. However, the Company's experience in the industry has indicated that there is a strong demand for its loans and the Company anticipates that this demand will continue, if not grow as a result of the current economy.

THE COMPANY'S PROPERTY

The Company does not own or lease any significant tangible property and no significant tangible property is needed to run its operations. The Company does not anticipate acquiring any significant tangible property in the foreseeable future. The only significant properties owned by the Company are its consumer notes and its corresponding lien rights on their vehicles.

THE COMPANY'S DIRECTORS, MANAGERS (OFFICERS), AND KEY PERSONNEL

Directors.

The Company is a wholly owned subsidiary of Cobalt Holdings, LLC. The Company is a limited liability company and does not have directors per se. However, Cobalt's members serve in a capacity similar to a corporation's board of directors. The Company has no other outside directors. Cobalt's members are limited liability companies wholly owned by individuals. These individuals, their ages, and their terms of office are as follows:

- J. Salmon Page; Age 32; Term of Office: July, 2008 - Present
- L. Jason Murphy; Age 34; Term of Office: July, 2008 – Present
- Carl. A. Page; Age 58; Term of Office: July 2008 – Present
- Christopher M. Taylor; Age 30; Term of Office: June, 2009 - Present
- J. Benson Miller; Age 29; Term of Office: July 2008 - Present

Managers (Executive Officers).

Cobalt, the Company's parent company has three co-managers who are the persons in charge of the Company's day-to-day operations. The Company's managers, their ages, and their terms of office are as follows:

- J. Salmon Page; Age 32; Term of Office: July, 2008 - Present
- L. Jason Murphy; Age 34; Term of Office: July, 2008 – Present
- Carl. A. Page; Age 58; Term of Office: July 2008 – Present

Other Key Personnel.

Mr. Mike Pope, one of the Company's key personnel as Chief Financial Officer, provides the accounting and financial services to the Company on an hourly basis by contract through Atlantis Consulting. Atlantis Consulting is a related company that is owned or controlled by Mr. Taylor.

Family Relationships.

Carl A. Page and J. Salmon Page are related by blood, as father and son. L. Jason Murphy and Christopher M. Taylor are related by marriage. Christopher M. Taylor is married to L. Jason Murphy's sister.

Business Experience of the Company's Directors (members) and Managers (officers).

J. Salmon Page

Professional Experience

- Lucky's Auto Credit – Manager – September 2008 to Present.
- City 1st Mortgage – Loan Officer – June 2007 to Present.
- Murphy & Page Family Financial – Owner – 2007 to 2009.
- Envision Lending Group – Loan officer – September 2005 to May 2007.
- Finance Associates Loan Officer – November 2004 to August 2005.

Educational Background

- Blue Mountain Community College Basketball Team – 1997 to 1998.
- Associates degree with emphasis in business from Salt Lake Community College 2000 to 2002.
- 15 Credit Hours towards accounting degree from Westminster College 2003 to 2005.

L. Jason Murphy

Professional Experience

- Lucky's Auto Credit – Manager – September 2008 to Present.
- Murphy & Page Family Financial – Owner – 2007 to 2009.
- Real Estate Agent and Mortgage Loan Officer – June 2005 to Present.
- Professional Snowboarder – June 2000 to June 2005.
- Finance Associates Loan Officer – November 2004 to August 2005.

Educational Background

- Attended University of Utah 1 year.
- Attended Weber State University 1 year.

Carl A. Page

Professional Experience

- Lucky's Auto Credit – Manager – September 2008 to Present.
- Investment Advisor, Security Sales and Financial Advice – July 1979 to November 2008.
- Insurance Agent, Sales and Advice – Page Family Financial – 1980 to Present.

Educational Background

- Attended Weber State University for several years pursuing Business Management.

Christopher M. Taylor

Professional Experience

- CEO Atlantis Consulting – Online Marketing & Design Firm – 1999 to Present.
- CEO SkinCareRx.com – Online Skin Care Products Company – 1999 to Present.
- CEO MCK Laboratories – Skin Care Products Manufacturer – 2001 to Present.

Educational Background

- N/A

J. Benson Miller

Professional Experience

- Attorney, Miller, Reay & Associates, PLLC (formerly Reay Law, PLLC), associate June 2008 to December 2008, partner January 2009 – Present; Practice focuses on general business and real estate law and civil litigation.
- Due-diligence Associate, then Assistant Legal Counsel (once admitted to the bar), Western America Holding, LLC, Assistant Legal Counsel, 2007 – 2008. Due-diligence Associate, 2003 – 2007; as due diligence associate, primarily located and conducted due diligence on raw land to analyze potential for acquisition and development; as Assistant Legal Counsel, provided assistance to counsel regarding all legal matters involving the company, primarily real estate related.

Educational Background

- J.D. University of Utah S.J. Quinney College of Law, *Order of the Coif Honors*, 2007
- B.S. Business Management, Southern Utah University, *Magna Cum Laude,* 2003

Business Experience of Other Key Personnel

Michael Pope – Chief Financial Officer

Professional Experience

- Chief Financial Officer, SkinCareRx.com and affiliated companies, May 2008 to Present
- Sr. Financial Reporting Accountant, Omniture, Sep 2006 to May 2008
- Assurance Associate, Grant Thornton, Jan 2005 to Sep 2006.
- Internal Auditor, Brigham Young University, Jan 2004 to Jan 2005

Educational Background

- Certified Public Accountant, Utah 2008
- Master of Accountancy, Brigham Young University, 2006
- Bachelor of Accountancy, Brigham Young University, 2006

Involvement in Certain Legal Proceedings

The Company has never been a party to a lawsuit and it is unaware of any pending or threatened litigation. The Company's members/managers or other key personnel are not and have not been involved in any litigation and are unaware of any pending or threatened litigation that would have a material effect upon the Company's business, financial condition, or operations. Mr. Murphy is currently being pursued by several creditors for debts he incurred related to real estate transactions that were substantially negatively affected by the severe downturn of the real estate market, but the Company does not believe it has the potential to impact the Company's business, financial condition, or operations. Mr. Carl Page is also currently delinquent on his mortgages on his primary residence, and he is in the process of negotiating a loan modification. There is no way to guarantee that he will be successful in his loan modification negotiations, but the Company believes that in any event, even if he is forced to relocate, he will be able to do so and that it will not have a material impact on the Company's business, financial condition, or operations.

Other Relative Information Regarding the Company's Owners (Directors), Managers (Officers), and other Key Personnel

J. Benson Miller is a minority owner in Paramount Auto Funding, LLC ("Paramount") which operates in the same business as the Company. Mr. Miller has performed legal services for Paramount on an independent contract basis but is not and has never been an employee of Paramount. No other officers or directors have ever worked for or managed a company in the same business as the Company.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth remuneration paid to all directors and managers (officers):

Name of Individual or Identity of Group	Capacities in Remuneration was Received	Aggregate Remuneration
Directors	$0	$0
Managers (Officers)	$0	$0

If the Company's profits increase substantially, the Company anticipates making guaranteed payments to its managers for services. Otherwise, the Company intends to make distributions of profits to its members from time to time, as the same becomes available. The managers are taking owner draws from Lucky's on a monthly basis in the amount of $3,000 per month and the company intends to increase these draws as profits and cash flow allow.

OWERNERSHIP

The following table sets forth all members (owners) of the Company:

Title of Class	Name and Address of Owner	Amount Owned Before the Offering	Amount Owned After the Offering	Percent of Class
Members and Managers	J. Salmon Page Inc. 226 N. Dexter Circle Farmington, UT 84025	24%	24%	24%
Members and Managers	J. Murphy LLC 1481 W. Brahma Road Farmington, UT 84025	24%	24%	24%
Members and Managers	Mountain Adventures Unlimited, LLC 780 West Pages Circle West Bountiful, UT 84087	24%	24%	24%
Members and Managers	I Venture, Inc. 1055 South 700 West Salt Lake City, UT 84104	24%	24%	24%
Members and Managers	5M Holdings, LLC 311 S. State St., Ste. 380 Salt Lake City, UT 84111	4%	4%	4%

Note: J. Murphy, LLC is wholly owned by L. Jason Murphy. J. Salmon Page, Inc. is wholly owned by J. Salmon Page. Mountain Adventures Unlimited, LLC is wholly owned by Carl A. Page. I Venture, Inc., is wholly owned by Christopher M. Taylor. 5M Holdings, LLC is wholly owned by J. Benson Miller.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has issued several notes to its owners and managers, as well as relatives of its owners and managers. The following table sets forth the general terms of these notes:

Name	Amount	Interest Rate	Issue Date	Maturity Date
Carl Page	$70,000.00	12%	9-15-2008	10-15-2011
Jason Murphy	2,185.00	12%	9-23-2008	10-23-2011
Jason Murphy	3,326.00	12%	9-23-2008	10-23-2011
Becky Murphy	2,218.00	12%	9-23-2008	10-23-2011
Chris Taylor	12,500.00	12%	9-29-2009	10-29-2012
Kristy Taylor	14,000.00	12%	9-29-2009	10-29-2012
Paramount Auto Funding, LLC	145,000.00	19.99%	2-01-2010	02-01-2013

I Venture has also made a revolving credit line available to the Company in the amount of up to $350,000, at an interest rate of 12% per annum with a maturity date of June, 2012. The Company also obtains other services including accounting and financial services on a contract basis from Atlantis Consulting a related company which is owned or controlled by Mr. Taylor through I Venture. Paramount Auto Funding, LLC is a Utah limited liability company of which J. Benson Miller is a minority owner and manager. Mr. Miller is also a minority owner of the Company.

SECURITIES BEING OFFERED

General Description

The securities being offered by the Company are debt securities in the form of unsecured promissory Notes. Because the securities are debt instead of equity, investors will have no ownership or rights to ownership in the Company. The Notes are not convertible to equity securities. The Notes do not have any preference as to interest payments, preference upon liquidation, or any other special rights or preferences.

Note Terms

The Notes are offered at various rates depending upon the amount invested and length of the investment as set forth in the table below (the Company reserves the right to modify the interest rates and terms of its notes as it may deem appropriate from time to time). The maturity dates are serial and are currently offered at 12, 24, and 36 months or more. However, the Company reserves the right to prepay the Notes without penalty, in whole or in part, at any time.

	$5k - $25k	$26k - $50k	$51k - $100k	More than $100k
12 months	8%	9%	10%	12%
24 months	9%	10%	12%	12%

36 months or more	10%	11%	12%	12%

The Company does not have a mandatory sinking fund and the terms of the Notes do not provide for a sinking fund. In addition, there is no trust indenture.

The Company reserves the right to prepay the Notes without prepayment penalty, in whole or in part, at any time. Any prepayment of principal will reduce the principal balance of the Note. A full prepayment of the Note would be made for the Note's stated principal amount.

The Notes are not collateralized. While the Company does become the lien holder on the titles of the vehicles its customers purchase, those liens are held in the name of the Company and not in the name of any given investor.

FINANCIAL STATEMENTS

The following financial statements are the Consolidated Financial Statements for Cobalt Holdings, LLC ("Cobalt"), the Company's parent company. These Consolidated Financial Statements for Cobalt are provided in lieu of financial statements for just the Company because Lucky's, the Company, and the other Affiliate Entities are all related companies that are wholly owned by Cobalt.

Cobalt Holdings, LLC

Consolidated Financial Statements

and

Supplemental Schedules

December 31, 2009

Contents

Cobalt Holdings, LLC
Consolidated Balance Sheets
(unaudited)

	December 31, 2009	December 31, 2008
Assets:		
Current assets:		
Cash and cash equivalents	$ 86,000	$ 89,000
Inventories	148,000	12,000
Finance notes receivable, net of allowance, current portion	785,000	30,000
Other current assets	8,000	4,000
Total current assets	1,027,000	135,000
Finance notes receivable, net of allowance, less current portion	212,000	4,000
Property and equipment, net	45,000	–
Other long-term assets	6,000	–
Total assets	$ 1,290,000	$ 139,000
Liabilities and Members' Equity (Deficit):		
Current liabilities:		
Accounts payable	$ 154,000	$ 25,000
Accrued and other liabilities	60,000	2,000
Notes payable, current portion	100,000	28,000
Total current liabilities	314,000	55,000
Notes payable, less current portion	691,000	106,000
Total liabilities	1,005,000	161,000
Members' equity (deficit)	285,000	(22,000)
Total liabilities and members' equity (deficit)	$ 1,290,000	$ 139,000

See accompanying notes to the consolidated financial statements.

Cobalt Holdings, LLC
Consolidated Statements of Operations and Changes in Members' Equity (Deficit)
(unaudited)

	Year Ended December 31, 2009	Five Months Ended December 31, 2008
Revenues:		
Used vehicle and services	$ 1,967,000	$ 41,000
Finance	123,000	–
Total revenues	2,090,000	41,000
Used vehicle and services cost of revenues	910,000	25,000
Gross profit	1,180,000	16,000
Operating expenses:		
General and administrative	825,000	27,000
Sales and marketing	31,000	7,000
Total operating expenses	856,000	34,000
Income (loss) from operations	324,000	(18,000)
Other income	2,000	–
Interest expense	(52,000)	(4,000)
Net income (loss)	$ 274,000	$ (22,000)
Members' deficit, beginning of period	(22,000)	–
Members' contributions, net of distributions	33,000	–
Members' equity (deficit), end of period	$ 285,000	$ (22,000)

See accompanying notes to the consolidated financial statements.

Cobalt Holdings, LLC
Consolidated Statements of Cash Flows
(unaudited)

	Year Ended December 31, 2009	Five Months Ended December 31, 2008
Cash flows from operating activities:		
Net income (loss)	$ 274,000	$ (22,000)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Allowance for credit losses	208,000	6,000
Net changes in operating assets and liabilities:		
Inventories	(136,000)	(12,000)
Finance notes receivable	(1,171,000)	(40,000)
Other assets	(10,000)	(4,000)
Accounts payable	129,000	25,000
Accrued and other liabilities	58,000	2,000
Net cash used in operating activities	(648,000)	(45,000)
Cash flows from investing activities:		
Purchases of property and equipment	(45,000)	–
Net cash (used in) provided by investing activities	(45,000)	–
Cash flows from financing activities:		
Members' contributions, net of distributions	33,000	–
Proceeds from issuance of notes payable	785,000	134,000
Principal payments on notes payable	(128,000)	–
Net cash provided by financing activities	690,000	134,000
Net (decrease) increase in cash and cash equivalents	(3,000)	89,000
Cash and cash equivalents at beginning of period	89,000	–
Cash and cash equivalents at end of period	$ 86,000	$ 89,000

See accompanying notes to the consolidated financial statements.

1. Description of the Business

Cobalt Holdings, LLC ("Cobalt Holdings") was formed in September 2009 and acquired whole ownership of Titanium Funds, LLC ("Titanium Funds"); Lucky's Auto Credit, LLC ("Lucky's Auto Credit"); Lucky's Auto Service Center, LLC; Platinum Service Protection, LLC; Platinum United Insurance, LLC; and Platinum Towing, LLC. All of the wholly owned companies were formed beginning August 2008. Cobalt Holdings has its principal offices located in Salt Lake City, Utah.

Cobalt Holdings and its consolidated entities (the "Company') offer an extensive range of automotive products and services, including used vehicles sales, in-house financing, maintenance and repair services, insurance, towing and service contracts. The Company operates two dealerships located in Clearfield, Utah and West Valley City, Utah. The Company also operates an auto service center, an insurance company, and a towing business in Salt Lake City, Utah.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Cobalt Holdings, LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Segments

The Company operates its business in one reportable segment. The Company has no international operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Significant estimates made by management include allowances for finance notes receivable and the assessment for impairment of long-lived assets. The Company also uses estimates in determining the remaining economic lives and fair values of purchased property and equipment. Actual results could differ from management estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months of less to be the equivalent of cash. The Company's cash and cash equivalents consist of cash on hand or cash deposited with federally insured banks.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value vehicle inventories and the "first-in, first-out" method ("FIFO") to account for parts inventories. In assessing lower of cost or market for used vehicles, the Company considers (i) the aging of vehicles, (ii) loss histories of vehicles, and (iii) current market conditions. Cost incurred to improve inventoried automobiles are included in inventory and expensed as cost of revenues when the vehicles are sold.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset. The Company's range of estimated useful lives is as follows (in years):

Machinery and equipment	5-7
Company vehicles	3-5
Leasehold improvements	2-15

Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are expensed as incurred.

Long-lived Assets

Periodically, the Company assesses potential impairment of its long-lived assets, which include property and equipment, in accordance with GAAP. The Company performs an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important that could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of its use of acquired assets or the Company's overall business strategy and significant industry or economic trends. When the Company determines that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, it determines the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. The Company then recognizes an impairment charge equal to the amount by which the carrying amount exceeds the estimated fair value of the asset.

Leases

The Company leases its facilities under operating leases, and accounts for those leases in accordance with GAAP. For facility leases that contain rent escalation or rent concession provisions, the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability in the accompanying consolidated balance sheets.

Revenue Recognition

Revenue from the sale of vehicles is recognized upon delivery, passage of title, signing of the sales contract and approval of financing. Revenue from the sale of parts, service and collision repair is recognized upon delivery of parts to the customer or at the time vehicle service or repair work is completed.

Advertising Expense

The Company expenses advertising as incurred. Advertising expense was $31,000 for the year ended December 31, 2009 and $7,000 for the five months ended December 31, 2008.

Commissions

The Company records sales commissions when the commissions are earned, which is generally at the time of sale. Commission expense was $49,000 for the year ended December 31, 2009. The Company did not incur any commissions expense during the 5 months ended December 31, 2008.

Income Taxes

The Company is a limited liability company and accordingly does not incur income taxes; instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Concentrations of Credit Risk

The Company issues finance notes receivable to customers in connection with its used vehicle sales and repair services. Although the notes are collateralized by the sold automobiles, many of the notes are issued to customers that have little or poor credit history. Additionally, notes typically have payment terms that range between 12 and 20 months.

Due to the extensive up-front capital costs required to establish an automobile dealership, the Company has raised significant funds by extending notes payable to individual investors. These notes generally mature three years from the issuance date. Upon maturity, the Company will be required either issue new notes, or repay the borrowed funds to investors.

The Company purchases used vehicles from two major auctions in Salt Lake City, Utah. If either of these auctions were to cease operations, the Company would need to purchase cars at auctions in other major cities.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective for the Company in the quarter ended September 30, 2009. The Codification brings together in one place all authoritative GAAP and substantially retains existing GAAP. This change did not affect the Company's consolidated financial statements.

Effective July 1, 2009, the Company adopted the revisions to FASB ASC Topic 810 Consolidation that require the Company to revise evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of these requirements did not have a material impact on the Company's consolidated financial statements.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash equivalents, accounts receivable, finance notes receivable, accounts payable, notes payable and accrued and other liabilities. The carrying amounts of these instruments approximate fair value due either to length of maturity or existence of interest rates that approximate market rates.

3. Notes Receivable

Notes receivable result from the issuance of finance contracts primarily in connection with the sale of used vehicles. The finance notes receivable typically have initial terms ranging from 12 to 20 months, bear interest at 19.99% and are collateralized by the related vehicles.

Due to the Company's limited operating history, the Company has estimated credit losses based on losses experienced by others in the used automobile industry. Total credit loss expense was $431,000 for the year ended December 31, 2009 and $6,000 for the five months ended December 31, 2008.

Notes receivable from finance contracts consisted of the following:

	December 31, 2009	December 31, 2008
Finance notes receivable, current portion	$ 923,000	$ 35,000
Finance notes receivable, less current portion	282,000	5,000
Total finance notes receivable	1,205,000	40,000
Less allowance for credit losses	(208,000)	(6,000)
Total finance notes receivable, net of allowance	997,000	34,000
Less finance notes receivable, current portion, net of allowance	(785,000)	(30,000)
Finance notes receivable, less current portion, net of allowance	$ 212,000	$ 4,000

Contractual maturities of gross finance notes receivable as of December 31, 2009 are as follows:

2010	$	923,000
2011		280,000
2012		2,000
Thereafter		-
	$	1,205,000

4. Property and Equipment

Property and equipment consisted of the following:

		December 31, 2009		December 31, 2008
Machinery and equipment	$	22,000	$	-
Company vehicles		22,000		-
Leasehold improvements		2,000		-
Property and equipment, gross		46,000		-
Less: Accumulated depreciation		(1,000)		-
Property and equipment, net	$	45,000	$	-

5. Notes Payable

Notes payable consisted of the following:

	Interest Rate	Final Maturity Date		December 31, 2009		December, 31, 2008
Note payable under Lucky's Auto Credit	12%	Apr. 2009	$	-	$	20,000
Related party note payable	12%	Dec. 2011		-		8,000
Related party note payable	19%	Dec. 2012		105,000		-
Notes payable under Titanium Funds debt offering	12%	Sept 2011 –Sept 2012		586,000		106,000
Related party revolving credit facility	12%	June 2012		100,000		-
Total notes payable				791,000		134,000
Less: Current portion	X9			-		(28,000)
Notes payable, less current portion			$	791,000	$	106,000

In October 2008, under Lucky's Auto Credit, the Company borrowed $20,000 from an individual investor under a promissory installment note. Under the terms of the note, the Company paid interest of 12% per annum and retired the note in April 2009. The proceeds from the note were used to purchase used vehicles for sale at the dealerships.

Under Titanium Funds, the Company has issued notes to Utah investors pursuant to a Utah exemption from registration and corresponding federal exemptions from registration. The Company has issued notes totaling $586,000 as of December 31, 2009. Each of the issue notes bare interest of 12% per annum and mature three years from the issuance date. Proceeds from the loans have been used to make automobile financing loans to customers of the dealerships. The outstanding notes mature at various dates from September 2011 to September 2012.

In July 2009, I Venture, Inc, one of the Company's members, made a revolving credit line available to the Company in an amount up to $350,000, at an interest rate of 12% per annum. The line will mature in June 2012. As of December 31, 2009, the balance of the revolving credit line was $100,000.

In December 2009, the Company issued a promissory note to Paramount Auto Funding, a company owned by a member of Cobalt Holdings, LLC, in the amount of $105,000, at an interest rate of 19% per annum. The note will mature in December 2012.

The Company paid interest of approximately $29,000 during the year ended December 31, 2009 and $1,000 during the five months ended December 31, 2008.

The aggregate maturities of notes payable at December 31, 2009 were as follows (in thousands):

2010		-
2011		106,000
2012		685,000
Thereafter		-
	$	791,000

6. Accrued and Other Liabilities

Accrued liabilities consisted of the following:

	December 31, 2009	December 31, 2008
Sales tax payable	54,000	2,000
Accrued interest	6,000	-
	$ 60,000	$ 2,000

7. Owners' Equity

The Company and all of its subsidiaries were formed as limited liability companies and have one class of ownership. All owners are member managers.

8. Commitments and Contingencies

The Company has committed under operating leases for facilities expiring on various dates through 2011. Total lease expense for year ended December 31, 2009 and the five months ended December 31, 2008 was $53,000 and $6,000, respectively.

Future minimum rental payments required under operating leases were as follows at December 31, 2009:

2010		81,000
2011		53,000
Thereafter		-
	$	134,000

In December 2008, the Company entered into a 24 month operating lease agreement for property in Clearfield, Utah. The Company uses this property to operate its Clearfield auto dealership. The Company has the option to extend the original lease an additional 12 months upon expiration.

In August 2009, the Company entered into a 24 month operating lease agreement for property in West Valley City, Utah. The Company now operates its West Valley City auto dealership at this location. The lease expires in July 2011. However, the Company has the option to extend the lease another 24 months.

9. Related Parties

Certain of the Company's members, entities that are controlled by members, and relatives of members have engaged in transactions with the Company. These transactions primarily relate to debt financing, leasing of facilities, and accounting and consulting services. We believe that these transactions and any other related party transactions involve terms comparable to what would be obtained from unaffiliated third parties.

As of December 31, 2009, the company had $357,000 in notes payable issued to members, entities that are controlled by members and relatives of members. Total interest, lease and consulting payments made to entities controlled by members of the Company were $206,000 and $3,000 during the year ended December 31, 2009 and the five months ended December 31, 2008, respectively.

10. Subsequent Events

The Company intends to launch a Regulation A securities offering during February 2010, under which it will be entitled to raise $5,000,000 through the issuance of promissory notes. The promissory notes will pay interest to holders ranging from 8% to 12% per annum, depending on the amount and term of the notes.

11. Quarterly Results of Operations

Selected summarized quarterly financial information is as follows:

	Quarter Ended			
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009
Total revenue	$ 254,000	$ 379,000	$ 587,000	$ 870,000
Gross profit	$ 134,000	$ 203,000	$ 352,000	$ 491,000
Net income	$ 36,000	$ 72,000	$ 57,000	$ 136,000

Cobalt Holdings, LLC
Supplemental Schedule I - Consolidating Balance Sheets
As of December 31, 2009
(unaudited)

	Titanium Funds, LLC	Lucky's Auto Credit, LLC and Other	Elimination Entries		Cobalt Holdings, LLC
Assets:					
Current assets:					
Cash and cash equivalents	$ 74,000	$ 12,000	$ –		$ 86,000
Inventories	–	152,000	(4,000)	(1)	148,000
Finance notes receivable, net of allowance, current portion	659,000	–	126,000	(2)	785,000
Other current assets	6,000	66,000	(64,000)	(3)	8,000
Total current assets	739,000	230,000	58,000		1,027,000
Finance notes receivable, net of allowance, less current portion	200,000	–	12,000	(2)	212,000
Property and equipment, net	–	45,000	–		45,000
Other long-term assets	–	6,000	–		6,000
Total assets	$ 939,000	$ 281,000	$ 70,000		$ 1,290,000
Liabilities and Members' Equity:					
Current liabilities:					
Accounts payable	204,000	111,000	(61,000)	(3)	254,000
Accrued and other liabilities	6,000	54,000	–		60,000
Total current liabilities	210,000	165,000	(61,000)		314,000
Notes payable, less current portion	691,000	–	–		691,000
Total liabilities	901,000	165,000	(61,000)		1,005,000
Members' equity	38,000	116,000	131,000	(2)	285,000
Total liabilities and members' equity	$ 939,000	$ 281,000	$ 70,000		$ 1,290,000

Elimination Entries:

(1) To write down Lucky's Auto Service Center's repairs charged to Lucky's Auto Credit above cost.

(2) To eliminate the unearned discount that is recognized by Titanium Funds when it purchases finance notes receivable from Lucky's Auto Credit at a discount, and to create an allowance for doubtful notes receivable.

(3) To eliminate related party accounts payable between Lucky's Auto Credit, Titanium Funds, Lucky's Auto Service Center, Platinum Service Protection, Platinum Towing, Platinum United Insurance, and Cobalt Holdings.

Cobalt Holdings, LLC
Supplemental Schedule II - Consolidating Statements of Operations
For the Year Ended December 31, 2009
(unaudited)

	Titanium Funds, LLC	Lucky's Auto Credit, LLC and Other	Elimination Entries		Cobalt Holdings, LLC
Revenues:					
Used vehicle and services	$ –	$ 2,076,000	$ (109,000)	(a)	$ 1,967,000
Finance	265,000	7,000	(149,000)	(b)	123,000
Total revenues	265,000	2,083,000	(258,000)		2,090,000
Used vehicle and services cost of revenues	–	1,003,000	(93,000)	(c)	910,000
Gross profit	265,000	1,080,000	(165,000)		1,180,000
Operating expenses:					
General and administrative	176,000	398,000	251,000	(d)	825,000
Sales and marketing	–	31,000	–		31,000
Total operating expenses	176,000	429,000	251,000		856,000
Income from operations	89,000	1,150,000	(415,000)		824,000
Other income	–	2,000	–		2,000
Interest expense	(48,000)	(34,000)	–		(82,000)
Discount on sale of finance notes receivable	–	(549,000)	549,000	(e)	–
Net income	$ 41,000	$ 99,000	$ 134,000		$ 274,000

Elimination Entries:

(a) To eliminate intercompany service charges recognized by Lucky's Auto Service Center, Platinum Towing, and Platinum Service Protection.

(b) To eliminate the earned discount on finance notes receivable recognized by Titanium Funds. Titanium Funds purchases finance notes receivable contracts from Lucky's Auto Credit at a discount and initially recognizes this discount as an offset to finance notes receivable on the balance sheet.

(d) To create an allowance for doubtful notes receivable.

(e) To eliminate the loss recognized by Lucky's Auto Credit when finance notes receivable contracts are sold to Titanium Funds at a discount.

PART III – EXHIBITS

INDEX TO EXHIBITS

INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS

SAMPLE
PROMISSORY NOTE

THE PROMISSORY NOTE REPRESENTED BY THIS DOCUMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT). SUCH NOTE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED TO ANY PERSON AT ANY TIME IN THE ABSENCE OF WRITTEN CONSENT OF THE MAKER AND AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH NOTES UNDER THE 1933 ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE MAKER TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED. THIS NOTE IS ONLY TRANSFERABLE ON THE BOOKS AND RECORDS OF MAKER.

Issued: June 1, 2010 **Principal: $40,000** Note No.

Titanium Funds, LLC, a Utah limited liability company, with its office at 1055 South 700 West, Salt Lake City, UT 84104, (the "*Maker*"), for value received, promises to pay to the individual and/or legal entity designated in this Note as the "*Holder*," the principal sum of **Forty Thousand 00/100 ($40,000)** dollars with an interest rate of 11% per annum, simple interest, beginning on the commencement date. Interest will be paid out monthly by the 15th of each month for interest earned the previous month. The entire principal plus any accrued interest shall be due and payable to the Holder three (3) years from the Commencement Date (the "*Maturity Date*"). Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty.

1. NOTES

The Note in the principal amount of Forty Thousand and 00/100 ($40,000) Dollars is offered for sale by the Maker, pursuant to that certain "Offering Circular" dated March 1, 2010.

2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events (*"Events of Default"*) occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note due and payable.

3. SECURITY FOR PAYMENT OF THE NOTE(S)

This note is unsecured (not secured by any collateral).

4. COMMENCEMENT DATE OF THE NOTE

The *"Commencement Date"* of the Note shall be July 1, 2010. Interest applicable to this Note shall begin accruing on the Commencement Date of the Note.

5. PENALTY FOR EARLY WITHDRAWAL

Holders will be subject to a penalty for withdrawal of his, her or its funds prior to the Maturity Date. If Holder desires to withdraw funds prior to the Maturity Date, Holder must give written notice to the Maker. If the Maker, in its sole discretion, agrees to grant an early withdrawal, the Maker has sixty (60) days from the date of receipt of written request for early redemption, to make payment to the Holder. The Holder shall cease to earn interest on his, her or its investment on the date of receipt of the written request for early withdrawal by Maker, if Maker approves such request. Maker is not obligated to accept any request for early withdrawal/termination. In the event Maker does grant a request for early withdrawal, a penalty will be charged in the amount of 2% of the amount of the withdrawal request.

6. AUTOMATIC RENEWAL

On the Maturity Date, this Note will automatically renew for the same term as the term hereof and at an interest rate that the Maker is offering at that time to other investors with similar principal amounts for notes of the same term, unless the Maker has received from Holder written notification at least 60 (sixty) days prior to the Maturity Date of Holder's intention to redeem the Note.

7. STATUS OF HOLDER

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

8. HOLDER'S REPRESENTATIONS AND WARRANTIES

(a) In order to induce the Maker to issue this note, the Holder hereby represents and warrants to the Maker as follows:

(i) The Holder, or its representative, has received and read the Offering Circular and understands the information contained therein. The Holder has relied only on the information about the Maker contained in these documents and his, her or its own independent investigation in making his, her or its purchase of this Note. The Holder understands that this Note is issued with the rights and subject to the conditions described in the Offering Circular;

(ii) Holder is familiar with the terms and conditions of the Offering and is aware that his, her or its investment involves a degree of risk and Holder has read the section in the Offering Circular titled *"Risk Factors."*

(iii) Holder acknowledges and is aware that there is no assurance as to the future performance of the Maker.

(iv) Holder, if an individual (A) has reached the age of majority in the state in which he resides and (B) is a bona fide resident and domiciliary (not a temporary or transient resident) of the state set forth below and has no present intention of becoming a resident of any other state or jurisdiction. The Holder, if a partnership, corporation, limited liability company, trust or other entity, was organized or incorporated under the laws of the jurisdiction set forth below.

(v) Holder has the financial ability to bear the economic risk of an investment in this Note, has adequate means of providing for his, her or its current needs and personal contingencies, has no need for liquidity in this Note and could afford a complete loss of his, her or its investment in this Note.

(vi) Holder has been given the opportunity to review the merits of an investment in this Note with tax and legal counsel or with an investment advisor to the extent the Holder deemed advisable.

(vii) Holder's overall commitment to invest in this Note, which are not readily marketable, is not disproportionate to his, her or its net worth and his, her or its investment in this Note will not cause such overall commitment to become excessive.

(viii) Holder has such knowledge and experience in financial and business matters that he, she or it is capable of evaluating the merits and risks of an investment in the Offering, or is represented by an individual with such knowledge and experience.

(ix) Holder has been given a full opportunity to ask questions of and to receive, (A) answers from the Maker and its Manager concerning the terms and conditions of this Note and the business of the Maker and (B) such other information as he, she or it desired in order to evaluate an investment in this offering, and all such questions have been answered to the full satisfaction of the Holder. No oral or written representations have been made or oral or written information furnished to the Holder or the Holder's advisors in connection with this Note purchase that were in any way inconsistent with this Note and Offering Circular.

(x) If Holder is a corporation, limited liability company, partnership, trust or other entity, it is authorized and qualified to make this loan to the Maker and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

(xi) If Holder is a corporation, limited liability company or partnership, the person signing this Agreement on its behalf hereby represents and warrants that the information contained in this Note completed by any shareholders of such corporation, members of such limited liability company or partners of such partnership and correct with respect to such shareholder, member or partner (and if any such shareholder is itself a corporation, limited liability company or partnership, with respect to all persons having an equity interest in such corporation, limited liability company or partnership, (whether directly or indirectly) and that the person signing this Note has made due inquiry to determine the truthfulness and accuracy of the information contained in this Note and Offering Circular.

(xii) The purchase of this Note by the Holder has been duly authorized, and the execution, delivery and performance of this Note does not conflict with the Holder's partnership agreement, certificate of incorporation, by-laws, articles of organization operating agreement or any agreement to which the Holder is a party and this Note is a valid and binding agreement enforceable against the Holder in accordance with its terms.

(xiii) The Holder hereby represents that he, she or it is investing only his, her or its own capital and is purchasing the Note as principal or as trustee, solely for the account of the Holder, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, in whole or impart, or for the account, in whole or in part, of theirs, and, except as disclosed herein, no other person has a direct or indirect beneficial interest in this Note. The Holder will hold this Note as an investment and has no reason to anticipate any change in circumstances or other particular occasion or event, which would cause the Holder to attempt to sell this Note.

9. SECURITIES ACT RESTRICTIONS

This Note has not been registered for sale under the 1933 Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless expressly consented to in writing by Maker.

10. MISCELLANEOUS.

(a) Successors and Assigns. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) Entire Agreement. This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) Notices. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 9(c)) with a copy to Titanium Funds, LLC, 1055 South 700 West, Salt Lake City, Utah 84104. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) Section Headings. The headings of the various sections of this Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) Severability. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) Applicable Law. This Note shall be deemed to have been made in the State of Utah, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of Utah without regard to conflict of laws rules applied in the State of Utah. The parties hereto, hereby consent to personal jurisdiction and venue exclusively in the State of Utah with respect to any action or proceeding brought with respect to this Note.

(signatures on the following page)

Maker:

____

Titanium Funds, LLC
By its: Manager,

____

1055 South 700 West
Salt Lake City, UT 84104

Date:______________________________

Holder:

____

____

____

Date: ________________________

IF THE INVESTOR IS AN INDIVIDUAL, COMPLETE THE FOLLOWING:

The Holder (circle one) **[is]** **[is not]** a citizen of the United States.

____
Print Name of Individual:

____
Print Social Security Number of Individual:

____
Signature of Individual

Print Address of Residence:
____
____
____

Telephone Number: _________________

If Notes are to be made in Joint Name or are Community Property fill out the following:

____
Print Name of Spouse

____
Social Security Number of Spouse

____
Signature of Spouse

IF THE INVESTOR IS A PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY, COMPLETE THE FOLLOWING:

The Holder (circle one) **[is]** **[is not]** a foreign partnership, foreign corporation, trust or foreign estate (as defined in the Internal Revenue Code of 1986, as amended, and the treasury regulations promulgated thereunder).

____
Print Name of Partnership, Corporation, Trust or Entity

____
Print Name of Authorized Representative

____
Signature of Authorized Representative

Title:____________________________

____
Print Federal Tax Identification Number

Print Address of Residence:

____
____
____

Telephone Number: __________________

CONSENTS

ACCOUNTANT CONSENT

I, Michael Pope, have acted as the accountant to Titanium Funds, LLC and its parent company Cobalt Holdings, LLC, both Utah limited liability companies (collectively the "Company"), in connection with the preparation of the Company's Consolidated Financial Statements and Supplemental Schedules dated December 31, 2009 and December 31, 2008 (the "Financial Statements").

I consent to the use of the Financial Statements in connection with the Titanium Funds, LLC Offering Circular dated March 4, 2010.



Michael R. Pope
Certified Public Accountant

Dated: March 4, 2010

OPINION REGARDING LEGALITY

LAW OFFICES
MILLER, REAY & ASSOCIATES, PLLC
311 SOUTH STATE STREET
SUITE 380
SALT LAKE CITY, UTAH 84111

J. Benson Miller, Esq.
E-MAIL: Benson@JBMillerLaw.com

TELEPHONE (801) 531-6600
TELECOPIER (801) 880-9538

February 21, 2010

TO: United States Securities and Exchange Commission

J. Benson Miller, Esq. has acted as counsel to Titanium Funds, LLC, a Utah limited liability company (the "Company"), in connection with (a) the preparation of Form 1-A and (b) the drafting of the specimen promissory note (the "Note") attached as an exhibit thereto which shall be the promissory note form offered to the Company's note holders.

In connection with the opinions expressed herein, I have made such examination of applicable laws as I considered appropriate or advisable for the purposes hereof. I have also examined the terms of the Note.

I am a member of the bar of the State of Utah. Special rulings of authorities administering any of such laws or opinions of other counsel have not been sought or obtained by me in connection with rendering the opinions expressed herein.

It is my professional legal opinion that the Note, when executed by the Company, will be a legally binding obligation of the Company and enforceable in accordance with its terms. My opinions expressed above are specifically subject to the following limitations, exceptions, qualifications and assumptions:

A. Exceptions due to the effect of bankruptcy, insolvency, moratorium and other similar laws relating to or affecting the relief of debtors.

B. Limitations imposed by state law, federal law or general equitable principles upon the specific enforceability of any of the remedies, covenants or other provisions of any applicable terms of the Note, regardless of whether enforcement of any such agreement is considered in a proceeding in equity or at law.

C. Exceptions concerning provisions purporting (i) to waive rights or defenses, (ii) to restrict available remedies or establish remedies, (iii) to consent to jurisdiction, choice of forum or choice of law, (iv) to constitute a liquidated damages provision or (v) to provide a remedy for breach that may be deemed to be disproportionate to actual damages or may be deemed to be a penalty.

This opinion is rendered as of the date first written above and is solely for your benefit in connection with the Form 1-A.

Very truly yours,



J. Benson Miller, Esq.

SALES MATERIAL

Titanium Funds, LLC

Promissory Notes with interest rates ranging from 8% – 12% APR.

Type of securities offered: We are offering up to Five Million and 00/100 Dollars ($5,000,000.00) of debt securities in the form of unsecured subordinate nonconvertible promissory notes. The notes are being offered at interest rates between eight percent (8%) and twelve percent (12%) per annum, simple interest; and at terms of maturity between one (1) and three (3) years, or longer.

General type of issuer's business: We are in the business of making sub-prime automobile loans to customers of Lucky's Auto Credit, LLC a used car dealership located at 1265 South State Street, Clearfield, Utah, and at 2780 South Redwood Road, West Valley, Utah. Titanium Funds, LLC's offices are located at 1055 South 700 West, Salt Lake City, Utah 84104.

Please contact us for a copy of our Offering Circular through our website at www.titaniumfunds.com by e-mailing us at Carl@TitaniumFunds.com or by calling Carl Page at (801) 992-3600.

We are set up to accept investments from IRA and 401(k) accounts.

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

Form U-2

Form U-2 Uniform Consent to Service of Process

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned __TITANIUM FUNDS, LLC__ (a limited liability company), organized under the laws of the State of Utah for purposes of complying with the laws of the States indicated hereunder relating to either the registration or sale of securities, hereby irrevocably appoints the officers of the States so designated hereunder and their successors in such offices, its attorney in those States so designated upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of, or in connection with, the sale of securities or out of violation of the aforesaid laws of the States so designated; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue within the States so designated hereunder by service of process upon the officers so designated with the same effect as if the undersigned was organized or created under the laws of that State and have been served lawfully with process in that State.

It is requested that a copy of any notice, process or pleading served hereunder be mailed to:

J. Benson Miller

311 South State Street, Suite 380, Salt Lake City, Utah 84111

Place an "X" before the names of all the States for which the person executing this form is appointing the designated Officer of each State as its attorney in that State for receipt of service of process:

___AL	Secretary of State	__FL	Dept. of Banking and Finance
___AK	Administrator of the Division of Banking and Corporations, Department of Commerce and Economic Development	__GA	Commissioner of Securities
_X_AZ	The Corporation Commission	___GUAM	Administrator, Department of Finance
___AR	The Securities Commissioner	___HI	Commissioner of Securities
_X_CA	Commissioner of Corporations	_X_ID	Director, Department of Finance

___CO Securities Commissioner

___CT Banking Commissioner

___DE Securities Commissioner

___DC Dept. of Insurance, Securities and Banking

___KY Director, Division of Securities

___LA Commissioner of Securities

___ME Administrator, Securities Division

___MD Commissioner of the Division of Securities

___MA Secretary of State

___MI Commissioner, Office of Financial and Insurance Services

___MN Commissioner of Commerce

___MS Secretary of State

___MO Securities Commissioner

___MT State Auditor and Commissioner of Insurance

___NE Director of Banking and Finance

___NV Secretary of State

___NH Secretary of State

___NJ Chief, Securities Bureau

___NM Director, Securities Division

___NY Secretary of State

___NC Secretary of State

___IL Secretary of State

___IN Secretary of State

___IA Commissioner of Insurance

___KS Secretary of State

___OH Secretary of State

___OR Director, Department of Insurance and Finance

___OK Securities Administrator

___PA Pennsylvania does not require filing of a Consent to Service of Process

___PR Commissioner of Financial Institutions

___RI Director of Business Regulation

___SC Securities Commissioner

___SD Director of the Division of Securities

___TN Commissioner of Commerce and Insurance

___TX Securities Commissioner

_X_UT Director, Division of Securities

___VT Commissioner of Banking, Insurance, Securities & Health Administration

___VA Clerk, State Corporation Commission

_X_WA Director of the Department of Licensing

___WV Commissioner of Securities

___WI Department of Financial Institutions, Division of Securities

_X_WY Secretary of State

___ND Securities Commissioner

Dated this ___4___ day of ___March___, 20_10_

[signature]

By _J. Salmon Page FOR Titanium Funds, LLC_

President/CEO

Title

ACKNOWLEDGMENT

State or Province of ___Ut___)
County of ___Salt Lake___) ss.

On this ___4___ day of ___March___, 20___10___, before me, J. Salmon Page___, the undersigned personally appeared and known to me to be the same person(s) whose name(s) is (are) signed to the foregoing instrument, and acknowledged the execution thereof for the uses and purposes therein set forth.

In WITNESS WHEREOF I have hereunto set my hand and official seal.


Notary Public
TEONA R BRODALE
Commission #581475
My Commission Expires
January 25, 2014
State of Utah

[signature]

Notary Public/Commissioner of Oaths

My Commission Expires 1/25/2014

(SEAL)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on March 4th, 2010.

(Issuer) Titanium Funds, LLC

Signed: 

By: Sam Page

Title: President/CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signed: Date: 3/4/10

By: Sam Page

Title: Chief Executive Officer



Signed: Date: 3/4/10

By: Michael R. Pope

Title: Chief Financial Officer



Signed: Date: 3/4/10

By: Chris Taylor, Managing Member

For: I Venture, Inc.

Title: Board Member



Signed: Date: 3/4/10

By: J Benson Miller - Manager

For: 5M Holdings, LLC

Title: Board Member

Signed: [signature] Date: 3/4/10

By: Jason Murphy Managing Member of J Murphy, LLC

For: J Murphy, LLC

Title: Board Member

Signed: [signature] Date: 3/4/10

By: Carl Page Managing member

For: Mountain Adventure Unlimited, LLC

Title: Board Member

Signed: [signature] Date: 3/4/10

By: Sam Page Managing Member

For: Jay Salmon Page, Inc

Title: Board Member